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Exhibit (a)(1)(H)

MEEMIC Holdings, Inc.

December 23, 2002

Dear Fellow Shareholder:

        MEEMIC Holdings, Inc. is offering to purchase all of its outstanding shares of common stock at a cash price of $29.00 per share without interest, pursuant to the Agreement and Plan of Merger approved by the shareholders on December 10, 2002. The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your shares, the instructions for tendering shares are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer.

        Any questions you have about the offer should be directed to Mellon Investor Services LLC, the tendering agent and information agent for the offer, toll-free at (866) 293-6620. Mellon Investor Services has been hired to receive all tendered shares. Please do not send your shares directly to MEEMIC Holdings.

                      Sincerely,

                      /s/ VICTOR T. ADAMO
                      Victor T. Adamo
                       Chief Executive Officer

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  Exhibit (a)(1)(H)